Exhibit 99.39

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED NOVEMBER 30, 2019

(Expressed in Canadian dollars unless otherwise stated)

February 21, 2020

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of GoldMining Inc., for the year ended November 30, 2019, should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended November 30, 2019, and 2018, copies of which are available under the Company's profile at www.sedar.com.

The Company's financial statements for the year ended November 30, 2019, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Unless otherwise stated, all information contained in this MD&A is as of February 21, 2020.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars, references to "R$" are to Brazilian Reals and references to "COP" are to Colombian Pesos. References in this MD&A to the "Company" mean "GoldMining Inc.", together with its subsidiaries, unless the context otherwise requires.

Forward-looking Information

This document contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively, "forward-looking statements"), including statements regarding the Company's: (i) future exploration and development plans; (ii) capital requirements and ability to obtain requisite financing; (iii) expectations respecting the receipt of necessary licenses and permits, including obtaining extensions thereof; (iv) future acquisition strategy; (v) mineral resource estimates; and (vi) the Company's strategy and future business plans. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "estimates", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases, or statements that certain actions, events or results "may, "could", "would", "should" or "will" be taken, occur or be achieved. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including: (i) assumptions about general business and economic conditions; (ii) the availability of equity and other financing on reasonable terms or at all, including necessary financing to meet the Company's contractual obligations to maintain its property interests or exercise mineral options; (iii) commodities prices; (iv) the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof; and (v) the Company's ability to identify, complete and integrate additional mineral interests on reasonable terms or at all. Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: the Company's limited operating history; general economic conditions; the Company not being able to obtain necessary financing on acceptable terms or at all; the Company losing or abandoning its property interests; the Company's properties being in the exploration stage and without known bodies of commercial ore; the Company being able to obtain or maintain all necessary permits, licenses and approvals; environmental laws and regulations becoming more onerous; potential defects in title to the Company's properties; fluctuating exchange rates; fluctuating commodities prices; operating hazards and other risks of the mining and exploration industry; competition; potential inability to find suitable acquisition opportunities and/or complete the same; and other risks and uncertainties listed in the Company's public filings, including those set out under "Risk Factors" in the Company's most recently filed Annual Information Form. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

Business Overview

The Company is a mineral exploration company with a focus on the acquisition, exploration and development of projects in the Americas. The Company's projects include the La Mina, Titiribi and Yarumalito Gold-Copper Projects, all of which are located in the Department of Antioquia, Colombia; Whistler Gold-Copper Project, located in Alaska, United States; São Jorge, Cachoeira, Surubim, Boa Vista, Batistão, Montes Aureos and Trinta Gold Projects, located in the States of Pará, Mato Grosso and Maranhão, northeastern Brazil; Yellowknife Gold Project, located in the Northwest Territories, Canada; Crucero Gold Project, located in southeastern Peru; and Rea Uranium Project, located in northeast Alberta, Canada.

The Company's common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange under the symbol "GOLD" and are traded on the OTCQX International Market under the symbol "GLDLF" and on the Frankfurt Stock Exchange under the symbol "BSR". As at the date of this MD&A, the head office and principal address of the Company was Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

Company Strategy

The Company's long-term growth strategy is premised on pursuing accretive acquisitions of resource projects, together with maintaining and advancing its existing projects in a prudent manner. This strategy is focused on identifying and acquiring projects that present compelling value for the Company's shareholders. In furtherance of this strategy, since 2013, the Company has completed the following acquisitions:

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in November 2013, the Company acquired 100% of the outstanding shares of Brazilian Gold Corporation ("BGC"), which resulted in the acquisition of several projects, including the São Jorge Gold Project (the "São Jorge Project"), the Surubim Gold Project (the "Surubim Project"), the Boa Vista Gold Project (the "Boa Vista Project"), the Batistão Gold Project (the "Batistão Project") and the Rea Uranium Project (the "Rea Project");

●	in August 2015, the Company acquired the Whistler Gold-Copper Project (the "Whistler Project") from Kiska Metals Corporation;

●	in September 2016, the Company acquired the Titiribi Gold-Copper Project (the "Titiribi Project") from Trilogy Metals Inc. (formerly NovaCopper Inc.);

●	in May 2017, the Company acquired 100% of the outstanding shares of Bellhaven Copper and Gold Inc. ("Bellhaven"), which included its La Mina Gold Project (the "La Mina Project");

●	in July 2017, the Company acquired 100% of the Yellowknife Gold Project and nearby Big Sky property (the "Yellowknife Project");

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in November 2017, the Company acquired 100% of the outstanding shares of Blue Rock Mining S.A.C., a wholly-owned subsidiary of Lupaka Gold Corp., which resulted in the acquisition of the Crucero Gold Project (the "Crucero Project");

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in January 2018, the Company acquired 100% of three mining claims contiguous with the western boundary of the Company's Nicholas Lake-Ormsby property, one of the four properties that comprise the Yellowknife Project;

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in May 2018, the Company acquired 100% of two mining claims contiguous with the southern boundary of the Company's Nicholas Lake-Ormsby property, one of the four properties that comprise the Yellowknife Project; and

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in December, 2019, the Company completed the acquisition of the Yarumalito Gold Project (the "Yarumalito Project") located in Antioquia, Colombia. The acquisition was completed pursuant to an asset purchase agreement between the Company and Newrange Gold Corp. ("Newrange").

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

The Company continues to review potential acquisition opportunities, with a focus on large-scale, bulk mineable gold and gold-copper projects in mining friendly jurisdictions in the Americas.

Material Properties

The Company's principal exploration properties are its Whistler, Yellowknife, Titiribi, La Mina and São Jorge projects.

Whistler Gold-Copper Project

The Whistler Project, located 150 kilometres northwest of Anchorage, Alaska is comprised of 304 Alaska State Mineral Claims covering an area of 17,000 hectares.

The Whistler Project's exploration activities are subject to the State of Alaska's laws and regulations governing the protection of the environment. The Company has recognised a rehabilitation provision of $315,434 as at November 30, 2019.

During the year ended November 30, 2019, the Company incurred $452,298 of expenditures on the Whistler Project, which included expenses associated with camp maintenance costs, professional fees, fees paid in lieu of exploration expenditures and annual land fee payments.

The Company intends to maintain the Whistler Project in good standing. The Company does not currently plan to complete any exploration programs at the project in 2020.

For further information regarding the Whistler Project, please refer to the technical report on the Whistler Project titled "NI 43-101 Resource Estimate for the Whistler Project", which has an effective date of March 24, 2016 (amended and re-stated on May 30, 2016), authored by Gary H. Giroux, P.Eng., M.A.Sc., a copy of which is available under the Company's profile at www.sedar.com.

Yellowknife Gold Project

The Company holds a 100% interest in the Yellowknife Project, which is comprised of 34 mining leases and 2 mineral claims with an aggregate area of approximately 9,704 hectares. The Yellowknife Project includes five gold deposits, being Nicholas Lake, Bruce, Ormsby, Goodwin Lake and Clan Lake. The Yellowknife Project is located 50 to 90 kilometres north of the city of Yellowknife in the Northwest Territories. The Nicholas Lake-Ormsby property is subject to a 2.25% net smelter return royalty, including a US$20,000 per year annual advance royalty payment and the Goodwin Lake property is subject to a 2% net smelter returns royalty.

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation related to the restoration of the camp sites. As at November 30, 2019, the Company has recognised a rehabilitation provision of $501,258 for the Yellowknife Project.

In April 2019, the Company received a five-year Type B Water License ("WL") and Type A Land Use Permit ("LUP") from the Mackenzie Valley Land and Water Board ("MVLWB") for the Nicholas Lake-Ormsby property. The WL and LUP enable the Company to complete advanced exploration work including diamond drilling, underground development and operation of the existing camp, airstrip and winter road. Additionally, two-year extensions were granted by the MVLWB for two existing LUPs for the Goodwin Lake and Clan Lake properties.

During the year ended November 30, 2019, the Company incurred $166,140 of expenditures on the Yellowknife Project, which included expenditures for royalty payments and consulting fees to vendors that provided geological and technical services and camp maintenance costs. In 2020, the Company intends to maintain the Yellowknife Project in good standing.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

For further information regarding the Yellowknife Project, please refer to the technical report on the Yellowknife Project titled "Independent Technical Report – Yellowknife Gold Project, Northwest Territories, Canada", with an effective date of March 1, 2019, authored by Benjamin Parsons, MAusIMM, Dominic Chartier, P.Geo and Eric Olin, SME-RM, MAusIMM (CP). A copy of which is available under the Company's profile at www.sedar.com.

Titiribi Gold-Copper Project

The Titiribi Project is located in central Colombia, approximately 70 kilometres southwest of the city of Medellin in the department of Antioquia and is comprised of one concession that covers an area of approximately 3,919 hectares.

In 2013, Corantioquia, the environmental agency for the Colombian State of Antioquia, investigated allegations that a local water source had been affected as a result of Sunward Resources Ltd.'s ("Sunward") drilling activities at the Titiribi Project. On December 12, 2013, Corantioquia issued resolution No.13128232 dismissing the allegations as its internal studies showed that the water table levels were within acceptable, documented norms. On April 28, 2014, Sunward received notice that an individual had filed an arbitral action against Sunward pursuant to the arbitration clause contained in an easement under which Sunward acquired certain land access rights at the Titiribi Project. The individual alleged that a local water source had been affected as a result of Sunward's drilling activities at the Titiribi Project and was seeking, amongst other things, damages totalling 2,623,203,975 Colombian Pesos (approximately US$893,000). Then, in July 2015, Sunward was notified that the same individual had filed a lawsuit in the Fifth Court of Orality of Circuit of Medellin, Colombia to advance a verbal process. The allegations made in the private action were the same ones investigated and dismissed by Corantioquia in 2013. In November 2017, in second instance, the Administrative Tribunal of Antioquia dismissed all the allegations, as no damages were found to have occurred, and the case was closed. This decision was upheld on appeal in early 2019 and the case was returned to the Fifth Court of Orality of Circuit of Medellin for determining and assessing legal costs. In December 2019, the Company started the process against the plaintiff to collect legal costs.

In late 2017, the municipal council of Titiribi voted in favour of a prohibition on mining in the municipality, which resolution was subsequently declared invalid by the Administrative Tribunal of Antioquia (the "ATA"). The municipality then called for a municipal referendum to determine whether to amend its applicable zoning to prohibit metallic mining activities in the municipality. In February 2018, the ATA issued a decision in which it determined that the referendum could proceed. Such referendum was originally scheduled to be held in April 2018, but has since been suspended until further notice. Along with others in the industry, Sunward commenced a challenge of the ATA's decision and the proposed referendum with the applicable State Council. In October 2018, Sunward received notice that the State Council had issued a decision, which among other things, declared the February 2018 decision of ATA null and void and ordered the ATA to consider Sunward's arguments and issue a new ruling on the matter within 15 days. In November 2018, the ATA decided to maintain its ruling approving the referendum, and held that the referendum could be scheduled. The Ministry of Mines of Colombia commenced a challenge of the ATA's decision in November 2018 before the State Council. In January 2019, the State Council declared the ATA's November 2018 decision to be null and void, and ordered the ATA to consider the Constitutional Court's Unified Sentence SU095 which declares that the act of municipalities prohibiting mining through popular consultations is unconstitutional. The Constitutional Court's decision obliges other courts and authorities, including the municipality of Titiribi, to uphold its declaration. The Company will continue to vigorously defend its rights to the Titiribi Project.

During the year ended November 30, 2019, the Company incurred $219,880 of expenditures on the Titiribi Project. Expenditures included camp maintenance costs, consulting fees to vendors that provided geological and technical services and payroll and personnel expenses. The Company currently intends to maintain the Titiribi Project in good standing. The Company does not currently plan to complete any exploration programs at the project in 2020. The Company may commence an exploration program at the end of 2020 and such program would be expected to be completed in 2021.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

For further information regarding the Titiribi Project and the resource estimate, please refer to the technical report titled "Technical Report on the Titiribi Project Department of Antioquia, Colombia", prepared by Joseph A. Kantor, MMSA, and Robert E. Cameron, Ph.D., MMSA, of Behre Dolbear & Company (USA), Inc., dated October 28, 2016, a copy of which is available under the Company's profile at www.sedar.com.

La Mina Gold Project

On May 30, 2017, the Company acquired a 100% interest in the La Mina Project as a result of its acquisition of Bellhaven. The La Mina Project is comprised of two concessions that cover an area of approximately 3,200 hectares.

On May 31, 2018, the Fredonia Municipal Council passed a resolution in favor of restricting mining in the municipality.  The mayor of Fredonia signed the resolution on June 9, 2018, whereby it was considered to be enacted.  The resolution was rejected by the Governor of Antioquia and came before the ATA, where the Company presented documentation in support of the Governor's objections. The ATA nullified the resolution for being unconstitutional in July 2019.

During the year ended November 30, 2019, the Company incurred $122,389 of expenditures on the La Mina Project. Expenditures included camp maintenance costs, payroll and personnel expenses and surface rights lease payments. In 2020, the Company intends to maintain the La Mina Project in good standing. The Company does not currently plan to complete any exploration programs at the project in 2020.

For further information regarding the La Mina Project and the resource estimate, please refer to the technical report titled "NI 43-101 Technical Report, Bellhaven, La Mina, Antioquia, Republic of Colombia", prepared by Scott E. Wilson, C.P.G. of Metal Mining Consultants, Inc., dated December 8, 2016, with an effective date of October 24, 2016.

São Jorge Gold Project

The São Jorge Project is comprised of seven exploration concessions covering 45,997 hectares.  In March 2017, the Company submitted to the Brazilian National Department of Mining Production (now the National Mining Agency) ("ANM") four license applications located east and west and contiguous to, and on trend, with the São Jorge deposit.  These licenses were granted by the ANM in 2018.

The Company submitted to the ANM a final report for exploration concession ANM no. 850.058/2002 that remains under review. Such final report must be accepted by the ANM, subject to rights of appeal, in order to maintain the concession. If approved, the Company will have one year to apply to convert the exploration concession overlying the deposit to a mining concession, which will require further studies and environmental licences. There is no assurance that such reports will be accepted or that such applications will be approved by the ANM.

During the year ended November 30, 2019, the Company incurred $126,111 of expenditures on the São Jorge Project. These expenditures included license application fees and consulting fees to vendors that provided geological and technical services, and expenditures for camp maintenance costs. The Company had previously planned an extensive exploration program of $3.9 million for the São Jorge Project, however, given existing market conditions, the Company has decided to defer the program pending improvements in market conditions. In 2020, the Company intends to maintain the São Jorge Project in good standing.

For further information on the São Jorge Project, please refer to the technical report by Porfirio Rodriguez, BSc (Min Eng), MAIG and Leonardo de Moraes, BSc (Geo), MAIG, titled "São Jorge Gold Project, Pará State, Brazil. Independent Technical Report on Mineral Resources", with an effective date of November 22, 2013, a copy of which is available under the Company's profile at www.sedar.com.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

Other Properties

In addition to the above projects, the Company, through its wholly owned subsidiaries, holds the following interests in other properties:

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Cachoeira Project – the Company currently indirectly holds a 100% interest in the Cachoeira Project, located in Pará State, Brazil. The Cachoeira Project comprises one contiguous block consisting of three mining and three exploration licences covering approximately 5,677 hectares. In 2014, the Company submitted an assessment plan for the mining concessions within the Cachoeira Project, including certain conceptual engineering studies, to the ANM in 2014. The Company notes that such assessment plan does not constitute a preliminary economic assessment within the meaning of NI 43-101 and no production decision with respect to the project has been made to date.

In 2015, the Company continued working with its consultants to obtain a Preliminary Environmental License from the Secretaria de Estado de Meio Ambiente/Pará ("SEMA"). The Company submitted the requisite Environmental Impact Assessment to SEMA in 2013 in connection with the licensing process. On December 19, 2014, a public hearing was held in connection with the license application. This hearing was validated by SEMA for the purpose of the continuation of the analysis of the licensing process and, in September 2015, the Company received comments from SEMA as a result of its review of the Company's application and related materials, requesting additional work on the environmental studies to be performed by the Company.

On August 14, 2018, the Company received additional requests from SEMA to address several items in the application, and in November and December 2018, the Company submitted to SEMA additional technical information as requested. As of the date hereof, SEMA has not yet provided any manifestation from the review of the additional technical information provided by the Company.

Pursuant to the mining licenses underlying the Cachoeira Project, the Company was required to commence mining operations at the property by April 2014, assuming the requisite environmental license was granted from SEMA, which was not the case.  Once the environmental license is granted, the Company must proceed to production or may request a two-year extension. While such extensions have been granted by ANM in the past, there can be no assurance that such an extension will be granted on terms acceptable to the Company or at all. If an environmental license and the license extension described above are received, the Company will have an additional six months after the extension to implement an operational mining facility on the Cachoeira Project.

On March 2, 2018, the Company completed the acquisition of 66.66% of the existing 4.0% net production royalty on the Company's Cachoeira Project for consideration of 698,161 GoldMining Shares and US$133,320 in cash. The GoldMining Shares issued under the transaction were subject to certain resale restrictions pursuant to the terms of the Royalty Purchase Agreement. As a result of the transaction, the existing royalty on the Cachoeira Project was reduced to 1.33% and a minimum payment of US$100,000 per year in lieu of the royalty if production had not commenced by October 3, 2014. In March 2018, the Company received a court summons from the remaining royalty holder with respect to the annual payment in lieu of the royalty for years 2014 to 2018. In response thereto, the Company has applied to the court to obtain a discharge from its obligation to make such annual payments on the basis that mining operations at the Cachoeira Project have not begun due to the environmental agency having not issued, in a timely fashion, the necessary licenses for the operation of the mine. The court has agreed to hear the Company's case and the judge presiding over the matter has requested witnesses for the plaintiff to testify in court. A date for the case to be heard by the lower court has not been set but is expected later in 2020. There can be no assurance any such litigation will be determined on terms favourable to the Company.

For further information regarding the Cachoeira Project, please refer to the technical report by Gregory Z. Mosher and Michael F. O'Brien titled "Technical Report and Resource Estimate on the Cachoeira Property, Para State, Brazil", with an effective date of April 17, 2013, and amended and restated as of October 2, 2013. A copy of the technical report is available under the Company's profile at www.sedar.com.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

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Surubim Project – the Company currently indirectly holds a 100% interest in the Surubim Project located in Pará State, Brazil. The Surubim Project consists of four exploration licenses for a total area of 14,611 hectares. Two of the smaller non-core concessions with a total area of 2,076 hectares are under appeal and the Company is awaiting a decision by the ANM. On October 3, 2014, a final exploration report presenting the results of exploration work conducted on the property by BGC, including drilling programs for the largest exploration concession within the Surubim Project, was submitted to the ANM. Provided that the ANM approves the submitted report, the Company would then have one year following such approval to present additional required studies to the ANM and obtain environmental licensing, if the Company wishes to proceed with further work on the concession. Please see "Contractual Obligations – Surubim Project" for further information.

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Boa Vista Project – the Company, through its interest in the Boa Vista Gold joint venture ("BVG"), currently indirectly holds an 84.05% interest in the Boa Vista Project located in Pará State, Brazil.  The Boa Vista Project consists of three exploration licenses for a total area of 12,889 hectares.  The Company submitted a Final Exploration Report for two of the three exploration licenses in February 2018 (ANM no.850.759/2006 and 850.353/2010) and a Final Report for another exploration license on January 23, 2019 (ANM no.850.643/2006).  The Final Exploration Report for all three exploration licenses was approved by the ANM on November 22, 2019. Please see "Contractual Obligations – Boa Vista Project" for further information.

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Batistão Project – the Company currently indirectly holds a 100% interest in the Batistão Project located in Mato Grosso State, Brazil. The Company was required to file an Economic Assessment Plan and the Preliminary Environmental License, together with the Mining Concession Application by January 2016. The Company requested an extension to submit the Mining Concession Application, due to the market conditions and gold price at the time, which had deteriorated since the Final Exploration Report was submitted to the ANM in 2013. There is no assurance that ANM will accept the Company's request for an extension.

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Montes Áureos and Trinta Projects – the Company currently holds a 51% interest in the Montes Áureos and Trinta Projects located in Pará and Maranhão States, Brazil. The Company is in the process of applying for the mining concession for the Montes Áureos Project and the renewal of the exploration permit for the Trinta Project. Both applications are under review by ANM and there is no assurance that such applications will be approved by ANM.

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Crucero Project – the Company currently indirectly holds a 100% interest in the Crucero Project, located in the eastern Cordillera of southeastern Peru in the Department of Puno, Province of Carabaya, District of Crucero, and the Quadrangle of Limbani. The Crucero Project is comprised of three mining and five exploration concessions with an aggregate area of 4,600 hectares. For further information regarding the Crucero Project, please refer to the technical report on the Crucero Project titled "NI 43-101 Resource Estimate for the Crucero Property, Carabaya Province, Peru", with an effective date of December 20, 2017, authored by Greg Z. Mosher, P.Geo., a copy of which is available under the Company's profile at www.sedar.com.

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Yarumalito Project – the Company currently indirectly holds a 100% interest in the Yarumalito Project located in Antioquia, Colombia. The Yarumalito Project consists of one concession for a total area of approximately 1,453 hectares. A technical report entitled "Yarumalito Project Technical Report" with an effective date of November 30, 2006 was completed by Richard J. Thompson of Thompson Consulting prior to certain exploration programs by Newrange. The Company has engaged an independent Qualified Person to, among other things, complete a technical report for the Company on the Yarumalito Project, including verifying historic exploration results and, assuming sufficient sample density, complete a resource estimate for the Yarumalito Project. The Company further expects future exploration programs will look to expand mineralization outlined at the Balastreras-Escuela targets and drill test several other geophysical and geochemical anomalies. The Yarumalito Project is subject to a 1% net smelter returns royalty, which can be purchased by the Company at any time before completion of a feasibility study on the Yarumalito Project for total consideration of $1,000,000.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

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Rea Project – the Company indirectly holds a 75% interest and Orano Canada Inc. (formerly Areva Resources Canada Inc.) ("Orano") holds the remaining 25% interest in the Rea Project. The Rea Project is located in northeastern Alberta, Canada, approximately 185 kilometres northeast of Fort McMurray. The Rea Project consists of 16 contiguous exploration permits, which cover an area of 125,328 hectares in the western part of the Athabasca Basin and surrounds the Maybelle project held by Orano. Pursuant to a review of the Caribou Protection Plan (the "CPP") announced by the Alberta Department of Environment and Parks in 2016, no new applications for land tenure were accepted by the Department of Coal and Mineral Development, Alberta Energy. An extension on filing mineral assessment reports was granted by the Department of Coal and Mineral Development, Alberta Energy to the Company and in March 2019, a further extension was granted to March 31, 2021. The extension states that until the CPP is finalized, no metallic and industrial mineral permits will be cancelled and mineral assessment reports normally due to maintain permits in good standing will not be required. Once the CPP is finalized, permit and assessment report timelines will be extended accordingly. Extensions will take into consideration any new or existing surface restrictions and time needed to obtain exploration approvals. The Company will plan future programs once this review has been completed.

For further information respecting the Rea Project, please refer to the technical report prepared by Irvine R. Annesley, Ph.D., P. Geo and Roy Eccles, M.Sc, P.Geol, titled, "Technical Report on the Rea Property, Northeastern Alberta" with an effective date of September 12, 2014, a copy of which is available under the Company's profile at www.sedar.com.

The Company currently intends to hold these early stage properties in good standing with the intention of conducting exploration programs, entering into option agreements or selling the properties with or to interested parties.

Properties Outlook

As previously disclosed, the Company is focused on identifying and completing additional acquisitions to further build shareholder value. In furtherance thereof, the Company has determined to focus expenditures related to its existing project portfolio on project maintenance and low-cost exploration programs. Certain of the Company's properties, including its Boa Vista, Surubim and La Mina projects are subject to ongoing option and other agreements that require additional payments by the Company. While the Company currently intends to complete such option requirements and other obligations, in the event that the Company determines not to proceed with, or otherwise fails to make such payments, its interests in such projects may be lost. In addition, the Company plans to renegotiate certain existing property agreements and commitments in order to better position itself for its long-term strategy and that reflect current market conditions. There can be no assurance that any renegotiation will be achieved on preferential terms or at all. Please see "Contractual Obligations" for further information.

Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations for the years ended November 30, 2019, 2018 and 2017 should be read in conjunction with its audited consolidated financial statements and related notes for the year ended November 30, 2019.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

Selected Financial Information

The following tables set out selected financial information with respect to the Company's operations for each of the years ended November 30, 2019, 2018 and 2017.

	November 30, 2019	November 30, 2018	November 30, 2017
Total assets ($)	68,275,127	73,041,626	79,117,593
Total non-current liabilities ($)	816,694	795,960	783,028
Net loss for the year ($)	6,215,974	6,596,404	7,727,143
Net loss per share, basic and diluted ($)	0.05	0.05	0.06
Weighted average number of shares outstanding, basic and diluted	137,873,334	135,074,277	124,100,317

The Company has not realized any significant revenues in any of such financial periods. The Company did not declare any dividends during the years ended November 30, 2019, 2018 and 2017.

Year ended November 30, 2019 compared to the year ended November 30, 2018

During the year ended November 30, 2019, the Company incurred total operating expenses of $6,318,475, compared to $6,853,139 during the year ended November 30, 2018. This decrease was primarily the result of lower consulting fees, depreciation, exploration expenses and general and administrative expenses, partially offset by higher non-cash share-based compensation and directors' fees, salaries and benefits.

General and administrative expenses were $1,072,972 in the year ended November 30, 2019, compared to $1,399,034 in the year ended November 30, 2018. The decrease was primarily the result of lower investor communications and marketing expenses and transfer agent and regulatory fees compared to the prior year when the Company graduated from the TSX Venture Exchange to the Toronto Stock Exchange. These decreases were partially offset by an increase in office, travel and rental expenses. During the year ended November 30, 2019, general and administrative expenses included, among other things: investor communications and marketing expenses of $342,388, compared to $453,306 in 2018; transfer agent and regulatory fees of $192,767, compared to $445,231 in 2018; office, travel and rental expenses of $442,617, compared to $395,667 in 2018, and insurance fees of $95,200, compared to $104,830 in 2018.

Directors' fees, salaries and benefits, which include management and personnel salaries, were $1,371,066 in the year ended November 30, 2019, compared to $1,209,854 in the year ended November 30, 2018. This increase was primarily due to certain bonus payments in 2019.

Exploration expenses were $1,682,215 in the year ended November 30, 2019, compared to $2,006,181 in the year ended November 30, 2018. The decrease was primarily the result of lower expenditures on the Yellowknife, Titiribi and La Mina projects as a result of lower camp maintenance costs and consulting fees. These decreases were partially offset by higher expenditures on the Cachoeira Project due to potential interest fees accrued to a royalty holder that are pending litigation, fees paid in lieu of exploration expenditures on the Whistler Project and annual land fees on the Crucero Project.

Exploration expenditures in the year ended November 30, 2019, consisted primarily of: exploration and field expenses of $246,562, compared to $525,668 during the year ended November 30, 2018; consulting fees to vendors who provided geological and technical services respecting the Company's projects, of $215,510, compared to $547,779 in the year ended November 30, 2018; payroll and personnel expenses of $162,913, compared to $214,384 in the year ended November 30, 2018; and other exploration expenses which included potential interest fees accrued to royalty holders, annual land fees and fees paid in lieu of exploration expenditures required to maintain projects in good standing, of $1,057,230, compared to $718,350 in the year ended November 30, 2018.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

Exploration expenditures on a project basis for the periods indicated are as follows:

	For the year ended November 30,		For the period from incorporation, September 9, 2009, to
	2019	2018	November 30, 2019
	($)	($)	($)
Cachoeira	508,691	309,704	6,183,734
Whistler	452,298	279,461	1,695,554
Titiribi	219,880	455,201	1,329,182
Yellowknife	166,140	450,971	677,662
São Jorge	126,111	125,490	886,260
La Mina	122,389	327,996	685,809
Crucero	80,540	49,614	130,154
Surubim	-	-	209,772
Montes Áureos and Trinta	-	-	1,818,298
Rea	-	-	265,930
Batistão	-	-	30,902
Other Exploration Expenses	6,166	7,744	1,564,556
Total	1,682,215	2,006,181	15,477,812

Non-cash share-based compensation expenses were $1,280,848 in the year ended November 30, 2019, compared to $1,079,506 in the year ended November 30, 2018. The increase was primarily the result of a higher number of share option grants. The options were granted to directors, officers, employees and consultants of the Company, have a weighted average exercise price of $1.04 per GoldMining Share ($0.88 for 2018) and are valid for a period of five years from their grant dates.

Consulting fees paid to corporate development, information technology and human resources service providers were $231,148 in the year ended November 30, 2019, compared to $412,363 in the year ended November 30, 2018. The decrease was primarily the result of lower marketing and corporate development activities in the current year.

Professional fees were $454,524 in the year ended November 30, 2019, compared to $446,715 in the year ended November 30, 2018. Professional fees primarily consisted of audit, tax, legal and advisory services in relation to corporate activities.

The Company's share of loss on its investment in the Boa Vista Project was $12,290 in the year ended November 30, 2019, compared to $28,918 in the year ended November 30, 2018. The loss incurred by the joint venture was due primarily to expenses paid to maintain the Boa Vista Project. The Boa Vista Project remains an exploration project at this stage.

During the year ended November 30, 2019, the Company incurred a net loss of $6,215,974 or $0.05 per share, on a basic and diluted basis, compared to $6,596,404, or $0.05 per share, on a basic and diluted basis in the year ended November 30, 2018.

Year ended November 30, 2018 compared to the year ended November 30, 2017

During the year ended November 30, 2018, the Company incurred total expenses of $6,853,139, compared to $7,919,258 during the year ended November 30, 2017. This decrease was primarily the result of lower non-cash share-based compensation, consulting fees, and general and administrative expenses, partially offset by higher exploration expenses.

General and administrative expenses were $1,399,034 in the year ended November 30, 2018, compared to $1,890,258 in the year ended November 30, 2017. The decrease was primarily the result of lower investor communications and marketing expenses, partially offset by an increase in transfer agent and regulatory fees. During the year ended November 30, 2018, general and administrative expenses included, among other things: investor communications and marketing expenses of $453,306, compared to $1,100,536 in 2017, transfer agent and regulatory fees of $445,231, compared to $230,321 for 2017, office, travel and rental expenses of $395,667, compared to $472,280 for 2017, and insurance fees of $104,830, compared to $87,121 for 2017.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

Directors' fees, salaries and benefits, which include management and employee salaries, were $1,209,854 for the year ended November 30, 2018, compared to $1,133,730 in the year ended November 30, 2017. This increase was primarily due to changes in personnel in 2018.

Exploration expenses were $2,006,181 in the year ended November 30, 2018, compared to $1,654,578 in the year ended November 30, 2017. The increase was primarily the result of the addition of the Yellowknife Project, the La Mina Project, and the Crucero Project subsequent to the second quarter of 2017. Exploration expenses in the year ended November 30, 2018, consisted primarily of: consulting fees of $547,779, compared to $210,365 in 2017 for vendors who provided geological and technical services respecting the Company's projects; exploration and field expenses of $525,668, compared to $545,208 in 2017; payroll and personnel expenses of $214,384, compared to $97,117 in 2017; and other exploration expenses of $718,350, compared to $801,888 in 2017, including surface rights payments required to maintain the projects in good standing.

Exploration expenditures on a project basis for the periods indicated were as follows:

	For the year ended November 30,		For the period from incorporation, September 9, 2009, to
	2018	2017	November 30, 2018
	($)	($)	($)
Titiribi	455,201	469,592	1,109,302
Yellowknife	450,971	60,551	511,522
La Mina	327,996	235,424	563,420
Cachoeira	309,704	496,771	5,675,044
Whistler	279,461	255,371	1,243,256
São Jorge	125,490	128,459	760,148
Crucero	49,614	-	49,614
Surubim	-	1,314	209,772
Montes Áureos and Trinta	-	390	1,818,298
Rea	-	-	265,930
Batistão	-	-	30,902
Other Exploration Expenses	7,744	6,706	1,558,390
Total	2,006,181	1,654,578	13,795,598

Non-cash share-based compensation expenses were $1,079,506 in the year ended November 30, 2018, compared to $1,672,133 in the year ended November 30, 2017. This decrease was the result of less share option grants at a lower share price in 2018. The options were granted to directors, officers, employees and consultants of the Company, have a weighted average exercise price of $0.88 per GoldMining Share ($1.70 for 2017) and are valid for a period of five years from the grant date.

Consulting fees paid to corporate development, information technology and human resources service providers were $412,363 in the year ended November 30, 2018, compared to $730,953 in the year ended November 30, 2017. The decrease was primarily the result of lower corporate development activities in 2018.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

Professional fees were $446,715 in the year ended November 30, 2018, compared to $514,862 in 2017. The decrease for the year ended November 30, 2018 was primarily the result of decreased audit and tax service fees, and legal and advisory services in relation to corporate activities.

The Company's share of loss from its investment in the Boa Vista Project joint venture was due primarily to expenses paid to maintain the Boa Vista Project. The Boa Vista Project remains an exploration project at this stage.

During the year ended November 30, 2018, the Company incurred a net loss of $6,596,404, or $0.05 per share on a basic and diluted basis, compared to $7,727,143, or $0.06 per share, on a basic and diluted basis in the year ended 2017.

Three months ended November 30, 2019 compared to the three months ended November 30, 2018

For the three months ended November 30, 2019, the Company incurred total operating expenses of $1,771,474, compared to $2,139,699 for the year ended November 30, 2018. The decrease was primarily the result of decreased exploration expenses and professional fees, partially offset by increased general and administrative expenses, directors' fees, salaries and benefits and share-based compensation.

General and administrative expenses were $316,824 in the three months ended November 30, 2019, compared to $228,494 in the same period of 2018. The increase was primarily the result of higher office, travel and rental expenses. In the three months ended November 30, 2019, general and administrative expenses included, among other things: investor communications and marketing expenses of $103,014, compared to $104,147 for the same period in 2018, office, travel and rental expenses of $165,344, compared to $75,933 for the same period in 2018, transfer agent and regulatory fees of $24,861, compared to $21,317 for the same period in 2018; and insurance fees of $23,605, compared to $27,097 for the same period in 2018.

Exploration expenses were $614,724 in the three months ended November 30, 2019, compared to $1,100,278 in the same period of 2018. The decrease was primarily the result of lower camp maintenance and consulting fees on the Yellowknife Project, the La Mina Project, and the Titiribi Project. These decreases were partially offset by a higher annual land fees on the Whistler Project.

Exploration expenditures incurred in the three months ended November 30, 2019 consisted primarily of: exploration and field expenses of $48,220, compared to $200,494 for the same period in 2018; consulting fees to vendors who provided geological and technical services respecting the Company's projects, of $40,751, compared to $328,270 in the same period in 2018; payroll and employee expenses of $36,044, compared to $55,364 in the same period in 2018; and other exploration expenses which included annual land fees required to maintain the projects in good standing, and accruals for advance royalty fees due on a project, of $489,709, compared to $516,150 in the same period in 2018.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

Exploration expenditures on a project basis for the periods indicated were as follows:

	For the three months ended
	November 30, 2019	November 30, 2018
	($)	($)
Whistler	292,411	246,745
Cachoeira	168,491	202,353
Yellowknife	55,210	364,139
Titiribi	44,426	110,948
São Jorge	30,993	28,977
La Mina	22,151	144,931
Other Exploration Expenses	1,042	2,185
Total	614,724	1,100,278

During the three months ended November 30, 2019, the Company incurred a net loss of $1,832,447, or $0.01 per share on a basic and diluted basis, compared to $2,099,120, or $0.02 per share, on a basic and diluted basis, for the same period of 2018.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated. The Company did not have any revenues during such periods.

For the quarter ended	Net loss ($)	Basic and diluted net loss per share ($)
November 30, 2019	1,832,447	0.01
August 31, 2019	1,583,834	0.01
May 31, 2019	1,240,853	0.01
February 28, 2019	1,558,840	0.01
November 30, 2018	2,099,120	0.02
August 31, 2018	1,401,258	0.01
May 31, 2018	1,563,846	0.01
February 28, 2018	1,532,180	0.01

Expenses incurred by the Company are typical of junior exploration companies. The Company's fluctuations in net loss from quarter to quarter were mainly related to exploration, permitting and licensing work as well as corporate activities conducted during the respective quarters.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

Liquidity and Capital Resources

The following table sets forth selected information regarding the Company's financial position for the periods indicated:

	As at November 30, 2019 ($)	As at November 30, 2018 ($)
Cash and cash equivalents	6,477,885	9,644,214
Working capital	5,051,471	8,204,324
Total assets	68,275,127	73,041,626
Total current liabilities	1,812,693	1,756,404
Accounts payable and accrued liabilities	1,634,452	1,714,636
Total non-current liabilities	816,694	795,960
Shareholders' equity	65,645,740	70,489,262

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at November 30, 2019, the Company had cash and cash equivalents totaling $6,477,885 compared to $9,644,214 at November 30, 2018, and $386,279 in other current assets compared to $316,514 at November 30, 2018. The Company had accounts payable and accrued liabilities of $1,634,452 at November 30, 2019, compared to $1,714,636 at November 30, 2018. The decrease in accounts payable and accrued liabilities of $80,184 was the result of a decrease in trade payables of $360,022, offset by an increase in accrued liabilities and payroll and tax withholdings of $275,408 and $4,430, respectively. Accounts payable and accrued liabilities includes an advanced royalty payment accrual relating to the dispute with a royalty holder on the Cachoeira Project, of $1,052,489 as at November 30, 2019, compared to $665,050 as at November 30, 2018. As at November 30, 2019, the Company had working capital (current assets less current liabilities) of $5,051,471 (November 30, 2018: $8,204,324).

The Company currently intends to hold its early stage properties in good standing with the intention of advancing them once the resource sector, capital markets and commodity markets improve. Certain of the Company's properties, including its Boa Vista, Surubim and La Mina Projects are subject to ongoing option and other agreements that require additional payments by the Company. Therefore, the Company must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, license application and extension fees, and camp maintenance costs. Based on management's decision to maintain its current projects in good standing, management believes that available cash will be adequate to meet ongoing liquidity needs in the short-term and over the next year for the Company's existing business and projects. Future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, which the Company may obtain through equity and/or debt financing.

The Company believes that it has sufficient capital resources, including cash and cash equivalents, to meet its obligations over the next 12 months. The Company's ability to meet its obligations and finance exploration and development activities over the long-term will depend on its ability to generate cash flow through the issuance of GoldMining Shares pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success is dependent on external sources of financing, which may not be available on acceptable terms or at all.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

Contractual Obligations

The following table summarizes the Company's contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
Contractual Obligations	Total ($)	Less than 1 year ($)	1 – 3 years ($)	3 – 5 years ($)	After 5 years ($)
Office and Storage Leases	191,483	162,210	29,273	-	-
Land Access Agreement(1)	15,391	15,391	-	-	-
Mineral Rights Agreement - Boa Vista Project(2)	1,011,402	-	-	1,011,402	-
Mineral Property Option Agreement - Surubim Project(3)	941,738	53,156	53,156	835,426	-
Surface Rights Lease Agreement - La Mina Project(4)	272,425	66,445	132,890	73,090	-
Total Contractual Obligations	2,432,439	297,202	215,319	1,919,918	-

(1)	Payment is converted from R$49,000 to C$15,391 using the period end exchange rate of R$3.1837/C$1.
(2)	Payment is converted from R$3,220,000 to C$1,011,402 using the period end exchange rate of R$3.1837/C$1.
(3)	Payment is converted from US$708,660 to C$941,738 using the period end exchange rate of US$0.7525/C$1.
(4)

Payment is converted from US$205,000 to C$272,425 using the period end exchange rate of US$0.7525/C$1. The US$205,000 contractual obligation includes a US$25,000 payment made subsequent to November 30, 2019.

General and Administrative

The Company is renting or leasing various offices and storage spaces located in Canada, Brazil, Colombia and Peru with total monthly payments of $23,584. These lease agreements expire between March 2020 and December 2021. Payments required under the land access agreements related to the Company's Brazilian projects are expected to be $15,391 for the year ending November 30, 2020.

Mineral Projects

Boa Vista Project

Pursuant to the terms of a shareholder's agreement among BGC, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%. BVG can re-purchase each 1.5% net smelter return royalty for US$2,000,000.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder.

In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payments. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

Surubim Project

Mineração Regent Brasil Ltda. ("Regent"), a subsidiary of BGC, entered into an option agreement on February 11, 2010, as amended January 16, 2011, March 23, 2015 and May 30, 2019, pursuant to which Regent acquired its interest in one of the three exploration licenses by making certain payments. Pursuant to the amendment on May 30, 2019, the Company is required to make the following payments:

●	R$300,000 in May 2019 (paid);
●	US$40,000 (payable in R$ equivalent) in July 2020;
●	US$40,000 (payable in R$ equivalent) in July 2021; and
●	US$628,660 (payable in R$ equivalent) in December 2022.

If Regent fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

Pursuant to an option agreement between BGC and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, BGC was granted the option to acquire certain exploration licenses for an aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the ANM granting a mining concession over one of the exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession and the contiguous La Garrucha concession. The La Garrucha concession is subject to a surface rights lease agreement and an option agreement as outlined below.

Pursuant to a surface rights lease agreement dated July 6, 2016 and amended August 19, 2016, April 4, 2017 and November 5, 2018, the Company can lease the surface rights over La Garrucha by making the following payments:

●	US$75,000 in May 2017 (paid);
●	US$75,000 in November 2017 (paid);
●	US$75,000 in May 2018 (paid);
●	US$75,000 in November 2018 (paid);
●	US$25,000 in June 2019 (paid);
●	US$25,000 in December 2019 (paid);
●	US$25,000 in June 2020;
●	US$25,000 in December 2020;
●	US$25,000 in June 2021;
●	US$25,000 in December 2021;
●	US$25,000 in June 2022; and
●	US$55,000 in December 2022.

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017 and November 5, 2018, the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 on December 6, 2022.

Cash Flows

Operating Activities

Net cash used in operating activities during the year ended November 30, 2019 was $4,623,985, compared to $5,236,945 in the year ended November 30, 2018. Significant operating expenditures during the current period included general and administrative expenses, directors' fees, salaries and benefits, consulting fees, professional fees and mineral property expenditures. The decrease of net cash used in operating activities is primarily due to the Company's decrease in consulting fees, general and administrative expenses and exploration expenditures, partially offset by an increase in directors' fees, salaries and benefits.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

Investing Activities

Net cash used in investing activities during the year ended November 30, 2019 was $286,742, compared to $121,824 during the year ended November 30, 2018. The net cash used in investing activities was primarily related to the Company's investments in exploration and evaluation assets and the joint venture, in the amounts of $152,070 compared to $106,824 during the year ended November 30, 2018, and $151,700, compared to $15,000 during the year ended November 30, 2018, respectively. This was partially offset by proceeds received on disposal of equipment in the amount of $17,028 compared to $nil during the year ended November 30, 2018.

Financing Activities

Net cash provided by financing activities resulting from the exercise of options and warrants during the year ended November 30, 2019 was $1,652,167, compared to $1,071,842 during the year ended November 30, 2018.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the year ended November 30, 2019, the Company entered into the following related party transactions:

●

During the year ended November 30, 2019, the Company incurred $65,808 ($51,163 for 2018) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. As at each of November 30, 2019 and 2018, $4,200 was payable to such related party. The Company also granted options to the related party with the fair value expensed during the year ended November 30, 2019 of $101,966 compared to $25,605 during year ended November 30, 2018, using the Black-Scholes option pricing model.

●

During the year ended November 30, 2019, the Company incurred $26,288 ($18,600 for 2018), in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman. As at November 30, 2019, $158 was payable to such related party.

Trade payables at November 30, 2019 include $296,113 due to certain key management for expenses incurred on behalf of the Company in November 2019 compared to $243,860 as at November 30, 2018. The Company settled this amount in December 2019.

Related party transactions are based on the amounts agreed to by the parties. During the year ended November 30, 2019, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Management and directors' fees, for the years ended November 30, 2019 and 2018 are as follows:

	For the year
	ended November 30,
	2019	2018
	($)	($)
Management Fees(1)	203,880	191,978
Director and Officer Fees(1)	567,269	375,455
Share-based compensation	809,461	714,850
Total	1,580,610	1,282,282

(1)

Total directors' fees, salaries and benefits of $1,371,066 (2018: $1,209,854) disclosed in the consolidated statement of comprehensive loss for the year ended November 30, 2019, includes $165,000 and $38,880 (2018: $154,423 and $37,555) paid to the Company's Chief Executive Officer and Chief Financial Officer, respectively, and $567,269 (2018: $375,455) in fees paid to the Company's president and directors, and $599,917 (2018: $642,421) paid for employees' salaries and benefits.

Total compensation, including share-based compensation, to key members of management and directors for the year ended November 30, 2019 was $1,580,610, compared to $1,282,282 for 2018. As at November 30, 2019, $139,600 was payable to the Company's Chairman, which amount was subsequently paid in December 2019. Compensation is comprised entirely of employment and similar forms of remuneration, including bonuses, and directors' fees. Management includes the Chief Executive Officer, who is also a director of the Company and Chief Financial Officer.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in Note 3 of our audited consolidated financial statements for the year ended November 30, 2019.

Adoption of New Accounting Standards

The accounting policies adopted are consistent with those of the previous financial year. The Company adopted the following new accounting standard effective December 1, 2018:

IFRS 9 Financial Instruments

Effective December 1, 2018, the Company adopted IFRS 9, Financial Instruments ("IFRS 9"). IFRS 9 provides three different measurement categories for non-derivative financial assets – subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income, while all non-derivative financial liabilities are classified as subsequently measured at amortized cost. The category into which a financial asset is placed and the resultant accounting treatment is largely dependent on the nature of the business of the entity holding the financial asset.

The Company has applied IFRS 9 on a retrospective basis and was not required to restate prior periods. There are no differences between the previous carrying amounts of financial liabilities and their carrying amounts at the date of initial application of IFRS 9.

The Company's financial instruments are accounted for as follows under IFRS 9 as compared to the Company's previous policy in accordance with IAS 39:

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

Measurement Category
	Under IFRS 9	Under IAS 39
Cash and cash equivalents	Amortized cost	Amortized cost
Accounts receivable	Amortized cost	Amortized cost
Short-term investments	FVTOCI	FVTOCI
Reclamation deposits	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Due to joint venture	Amortized cost	Amortized cost
Due to related parties	Amortized cost	Amortized cost

Standards Issued but Not Yet Effective

At the date of approval of the consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective. The standards, amendments and interpretations issued, which the Company reasonably expects to be applicable at a future date, are listed below. The Company intends to adopt those standards, amendments and interpretations when they become effective. The Company is in the process of assessing the impact of those standards on the consolidated financial statements, and intends to adopt those standards, amendments and interpretations when they become effective.

IFRS 16 Leases

In January 2016, the IASB published a new standard, IFRS 16 which replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The new standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 18 and the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019. The Company will adopt the new standard in its consolidated financial statements on December 1, 2019. Management expects an increase in depreciation expense and also an increase in cash flow from operating activities as lease payments will be recorded as financing outflows in the consolidated statements of cash flows.

The Company is in the process of assessing the impact of IFRS 16 on the consolidated financial statements and does not expect the impact to be material.

The Company's financial assets include cash and cash equivalents, other receivables, short-term investments, and reclamation deposits. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company’s cash and cash equivalents, receivables, accounts payable and accrued liabilities, due to joint venture and due to related party amounts approximate fair value due to their short terms to settlement. The Company’s short-term investment is measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by the quantity of shares held by the Company.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

Financial risk management objectives and polices

The financial risk arising from the Company's operations are currency risk, credit risk and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Currency risk

The Company's operating expenses and acquisition costs are denominated in United States Dollars, Brazilian Reals, Colombian Pesos and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries' functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

As at November 30,
2019
($)
Assets
United States Dollar	100,945
Brazilian Real	10,320
Colombian Peso	343,333
Total	454,598

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $1,052,489.

The Company's sensitivity analysis suggests that a consistent 10% change in the foreign currencies relative to the Canadian dollar exchange rate on the Company's financial instruments based on balances at November 30, 2019 would have an impact of $59,789 on net loss for the year ended November 30, 2019.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's interest-bearing financial assets are cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The Company does not believe it is exposed to material interest rate risk related to these instruments. As such, the Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

At November 30, 2019, the maximum exposure to credit risk for other receivables by geographic region was as follows:

	November 30,	November 30
	2019	2018
	($)	($)
Canada	52,487	103,957
Brazil	1,548	21,634
United States	78	78
Peru	922	922
Colombia	15,775	-
Total	70,810	126,591

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. Taking into account the current cash balances, the Company believes it has sufficient working capital for its present obligations for at least the next twelve months commencing from November 30, 2019. However, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of a financing will be favourable. The Company's working capital (current assets less current liabilities) as at November 30, 2019 was $5,051,471. The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture and due to related parties are expected to be realized or settled, respectively, within a one-year period.

Outstanding Share Data

As at the date hereof, the Company has 145,358,560 GoldMining Shares outstanding. In addition, the following options and restricted share rights outstanding are summarized below.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

Share Options

The outstanding share options to purchase GoldMining Shares as at the date of this MD&A are as follows:

Expiry Date	Exercise/Grant Price ($)		Number Outstanding
April 1, 2021	0.73		970,000
July 24, 2021	1.00	(1)	26,738	(1)
August 18, 2021	2.51		50,000
October 6, 2021	2.50		55,000
January 17, 2022	2.01		70,000
March 1, 2022	1.74		198,000
April 4, 2022	1.75		100,000
July 22, 2022	1.69		3,358,750
October 27, 2022	1.55		50,000
January 30, 2023	1.34		50,000
February 28, 2023	1.23		385,000
March 29, 2023	1.21		100,000
April 20, 2023	1.20		200,000
November 26, 2023	0.78		2,605,000
January 2, 2024	0.78		12,500
January 14, 2024	0.95		50,000
April 10, 2024	0.94		10,000
June 24, 2024	0.96		25,000
August 7, 2024	1.05		2,165,250
November 25, 2024	1.05		377,000
January 20, 2022	1.50		565,000
January 29, 2022	1.50		100,000
			11,523,238

(1)

Pursuant to the Arrangement with Bellhaven, the Company assumed the Bellhaven Options from Bellhaven, whereby each Bellhaven Option exercised will be converted into 0.25 of a GoldMining Share. There are currently 106,952 Bellhaven Options exercisable at $0.25 per option. Therefore, the 106,952 Bellhaven Options may be converted into 26,738 GoldMining Shares at an exercise price of $1.00 per GoldMining Share.

Other than the Bellhaven Options described in footnote (1) above, each option entitles the holder thereof to purchase one GoldMining Share.

Restricted Share Rights

As at the date of this MD&A, there are 207,488 restricted share rights outstanding, which are convertible into 207,488 GoldMining Shares.

Risk Factors

A comprehensive discussion of risk factors is included in the Company's most recently filed Annual Information Form and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

Management of the Company performed an evaluation of the design and operating effectiveness of the Company's Disclosure Controls and Procedures ("DC&P"), as defined by National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"). This evaluation was performed under the supervision of and with participation by the Company's CEO and CFO. Management concluded the Company's DC&P were effective as at November 30, 2019 to provide reasonable assurance that: (a) material information relating to the Company and its consolidated subsidiaries is made known to them by others, particularly during the period in which annual filings are being prepared; and (b) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within required time periods.

GoldMining Inc. Management's Discussion and Analysis For the year ended November 30, 2019

Internal Controls over Financial Reporting

In accordance with NI 52-109, management is responsible for establishing and maintaining adequate DC&P and Internal Control Over Financial Reporting ("ICFR").

The Company uses the 2013 Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission as the basis for assessing its ICFR. Management performed an evaluation of the Company's ICFR and concluded that, as at November 30, 2019, ICFR were designed and operating effectively so as to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. There were no changes in the Company's ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the year ended November 30, 2019.

While management of the Company have designed the Company's DC&P and ICFR, they expect that these controls and procedures may not prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Additional Information

Additional information regarding the Company, including the Company's most recently filed Annual Information Form, are available under the Company's profile at www.sedar.com.

Paulo Pereira, President of the Company, has reviewed and approved the scientific and technical information contained in this MD&A. Mr. Pereira holds a Bachelor's degree in Geology from Universidad Do Amazonas in Brazil, is a qualified person as defined in NI 43-101 and is a member of the Association of Professional Geoscientists of Ontario.